UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	□ Form 10-K	□	Form 20-F	□	Form 11-K	☒	Form 10-Q	□	Form 10-D
	□ Form N-CEN	□	Form N-CSR

For Period Ended: November 1, 2025

□	Transition Report on Form 10-K
□	Transition Report on Form 20-F
□	Transition Report on Form 11-K
□	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BARNES & NOBLE EDUCATION, INC.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

180 Park Avenue, Suite 301
(Address of Principal Executive Office (Street and Number)

Florham Park, NJ, 07932
(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
□	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
□	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Barnes & Noble Education, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended November 1, 2025 (the “Form 10-Q”) within the prescribed time period, without unreasonable effort or expense.
On July 18, 2025, the Company filed a Form 12b-25 notifying the United States Securities and Exchange Commission (the “SEC”) that the Company would be unable to timely file its Annual Report on Form 10-K for the year ended May 3, 2025. On September 12, 2025, the Company filed a Form 12b-25 notifying the SEC that the Company would be unable to timely file its Quarterly Report on Form 10-Q for the quarter ended August 2, 2025.
As previously reported, the Company’s Board of Directors (the “Board”) determined that the Company’s previously-issued financial statements included in its Quarterly Reports on Form 10-Q for the first three fiscal quarters of fiscal 2024, our Annual Report on Form 10-K for fiscal 2024, and the Quarterly Reports on Form 10-Q for the first three fiscal quarters of fiscal 2025, as well as its disclosures related to such financial statements, including any reports, earnings releases, and investor presentations, and related communications issued by or on behalf of the Company with respect to such periods, should no longer be relied upon. The Company expects to restate the financial statements for these non-reliance periods (the “Restatement”), which will be corrected within its Annual Report on Form 10-K for the fiscal year ended May 3, 2025, however the final determination regarding the scope of any such Restatement will depend on the completion of the Audit Committee’s review and the ongoing work of the Company and its independent registered public accounting firms for the fiscal periods of 2024 and 2025.
The Company is diligently working on the Restatement. As a result of the Company's work with respect to the Restatement, the Company has determined that it will not be able, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2025 by the prescribed due date for such quarterly report. The Company intends to file its Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2025 as soon as practicable, following the filing of the Restatement with the SEC and the Company's filing of the Annual Report on Form 10-K for the year ended May 3, 2025 and the Quarterly Report on Form 10-Q for the quarter ended August 2, 2025.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jason Snagusky	(908)	991-2665
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes □ No ☒
The Company’s Annual Report on Form 10-K for the year ended May 3, 2025.
The Company’s Quarterly Report on Form 10-Q for the quarter ended August 2, 2025.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes □ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements:
Forward-Looking Statements: This Form 12b-25 contains “forward-looking” statements within the meaning of federal securities laws. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company advises caution in reliance on forward-looking statements. Forward-looking statements include, without limitation: statements related to the Restatement and the Company’s plans with respect to the filing of its Annual Report on Form 10-K for the fiscal year ended May 3, 2025 and Quarterly Reports for the quarters ended August 2, 2025 and November 1, 2025. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statement, including without limitation: the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firms regarding the Company’s financial statements; the timing of the risk that the completion and filing of the Form 10-K and Forms 10-Q will take longer than expected; and the risk that the Company will be unable to file the Form 10-Q within the extension period of 5 calendar days provided under Rule 12b-25. See also other risks that are described in “Risk Factors” in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K filed with the SEC for the fiscal year ended April 27, 2024, and any subsequent reports filed with the SEC. All forward-looking statements in this Form 12b-25 are based on information available to the Company as of the date of this filing. The Company expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

BARNES & NOBLE EDUCATION, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 12, 2025	By:	/s/ Jason Snagusky
Jason Snagusky
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).